

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

Via E-mail
Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington DC 20005

> **Re:** **Administradora de Fondos de Pensiones Provida S.A.**
> **Schedule TO-T/A filed August 21, 2013**
> **SEC File No. 5-87186**

Dear Mr. Breheny:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has the following additional comments on the filing listed above. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/A – Exhibit (a)(1)(i) – Revised U.S. Offer to Purchase

Summary Term Sheet – Offer Extensions, page 3

1. We note the disclosure in the revised Offer to Purchase and in your response to comment 1 in our August 13, 2013 letter, as supplemented by our telephone conversation today. Revise here and throughout the offer to materials to clarify:

    - All tendering holders will receive the same price per share if the Offer is extended whether they tender during such extension or before;

    - At the start of any extension, you will file and disseminate revised offer materials indicating the new expiration date of the Offer and the new fixed offer price, as calculated based on the formula you describe; and

    - The Offer will remain open for at least ten U.S. business days from the date of dissemination of any notice of extension as required by Rule 14e-1(b).

<u>What are the principal differences between the U.S. Offer and the Chilean Offer?, page 10</u>

2. Refer to comment 2 in our August 13, 2013 letter regarding the risks to U.S. holders electing to participate in the Chilean Offer. Summarize those risks here as well.

3. Refer to comment 4 in our August 13, 2013 letter and your response. Generally, withdrawal rights in the foreign and U.S. offers should be the same, suggest to possible adjustment for time differences. Here, it seems Chilean withdrawal rights may extend for a period of up to three days after U.S. withdrawal rights terminate. Tell us how this complies with the requirement to extend the U.S. Offer on terms at least as favorable as those provided in the Chilean Offer, or revise to harmonize.

<u>Am I entitled to any appraisal rights or redemption rights in connection with the Offers?, page 16</u>

4. Refer to comment 7 in our August 13, 2013 letter and your response. Generally, we would expect that U.S. holders should receive comparable notice as their Chilean counterparts if you reach the 95% threshold that would trigger certain rights for remaining minority holders of Provida shares. If you will place a newspaper advertisement in a Chilean newspaper, we would generally assume you would do so in a U.S. newspaper as well, consistent with your general obligation to make the U.S. Offer on terms at least as favorable as the Chilean Offer. Please confirm your understanding.

<u>Acceptance for Payment and Payment, page 26</u>

5. Here and in an appropriate part of the Summary section, specify the amount of time it will take for tendering U.S. holders to receive payment for their tendered securities.

<u>Certain Projections, page 43</u>

6. Refer to comment 17 in our prior comment letter and your response. While we understand that you received the projections from BBVA rather than from the registrant, BBVA is a controlling shareholder of Provida and this Offer is being made pursuant to an agreement with BBVA and Provida. As a result, please provide the U.S. GAAP reconciliation required by Rule 100(a) of Regulation G or provide further explanation regarding your assertion that obtaining the necessary information to provide such disclosure would involve unreasonable efforts. We may have additional comments.

<u>Miscellaneous, page 61</u>

7. Refer to prior comment 19 and your response. Revise the disclosure in this section to avoid the implication that you may refuse shares tendered by target holders in particular jurisdictions.

Closing Information

      Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      Please direct any questions about these comments or your filing to me at 202-551-3263.

                        Sincerely,

                        /s/ Christina Chalk

                        Christina Chalk
                        Senior Special Counsel
                        Office of Mergers and Acquisitions